

Mail Stop 3720

November 6, 2009

Mr. Alexis Korybut
Chief Financial Officer
Tactical Air Defense Services, Inc.
1515 Perimeter Rd.
West Palm Beach, FL 33406

> **Re:** **Tactical Air Defense Services, Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed November 6, 2009**
> **File No. 333-79405**

Dear Mr. Korybut:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director